Exhibit 99.1

Dominion Diamond Corporation Announces Chairman Robert A. Gannicott to Resume Duties and Brendan Bell Appointed CEO

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 13, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) is pleased to announce that Robert A. Gannicott is returning from medical leave to resume his duties as Chairman of the Board immediately and Brendan Bell, currently Acting CEO, is appointed CEO as of July 31, 2015.

Recognizing that further time will be required for his continuing recovery, and the limitations imposed during this period, Bob has decided to step down from the role of CEO and will now be Non-Executive Chairman. The Board is delighted that Bob's experience and expertise in the diamond mining industry, and his relationships within the mining industry, will continue to be available to the company in this capacity. Bob has also agreed to be a consultant in specific areas, such as the Jay project.

Since joining the Company, Brendan Bell has taken on increasing responsibilities and has been Acting CEO since November 2014. Brendan has demonstrated strong leadership during this period and his experience has prepared him well to take on this appointment.

Daniel Jarvis, who will be continuing as Lead Director, notes, "Bob's return and Brendan's appointment provides Dominion with very strong leadership at a time when the Company is well positioned for growth."

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca